UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 1-8606

VERIZON SAVINGS PLAN FOR

MANAGEMENT EMPLOYEES

VERIZON COMMUNICATIONS INC.

140 WEST STREET

NEW YORK, NEW YORK 10007

VERIZON SAVINGS PLAN FOR MANAGEMENT EMPLOYEES

Page(s)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	2-3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011	4

Notes to Financial Statements	5-21

SUPPLEMENTAL SCHEDULE *

Schedule H, Line 4(i)-Schedule of Assets (Held at End of Year)	22

SIGNATURE	23

EXHIBIT:

23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Security Act of 1974 are omitted as not applicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Verizon Employee Benefits Committee:

We have audited the accompanying statements of net assets available for benefits of the Verizon Savings Plan for Management Employees (the “Plan”) as of December 31, 2011 and 2010 and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Mitchell & Titus LLP

New York, New York

June 22, 2012

VERIZON SAVINGS PLAN FOR MANAGEMENT EMPLOYEES

Statement of Net Assets Available for Benefits

As of December 31, 2011

(in thousands of dollars)

	Other Investments	ESOP Shares Fund Allocated	ESOP Shares Fund Unallocated	Total

Assets:
Investments in Master Trusts (at fair value)	$9,834,940	$661,298	$51,261	$10,547,499
Notes receivable from participants	225,210	-	-	225,210
Employer contribution receivable	58,536	-	-	58,536

Total assets	10,118,686	661,298	51,261	10,831,245

Liabilities:
Notes payable	-	-	64,625	64,625

Net assets reflecting investments (at fair value)	10,118,686	661,298	(13,364)	10,766,620
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(40,324)	-	-	(40,324)

Net assets available for benefits	$10,078,362	$661,298	$(13,364)	$10,726,296

The accompanying notes are an integral part of these financial statements.

VERIZON SAVINGS PLAN FOR MANAGEMENT EMPLOYEES

Statement of Net Assets Available for Benefits

As of December 31, 2010

(in thousands of dollars)

	Other Investments	ESOP Shares Fund Allocated	ESOP Shares Fund Unallocated	Total

Assets:
Investments in Master Trusts (at fair value)	$9,788,601	$609,754	$67,728	$10,466,083
Notes receivable from participants	227,593	-	-	227,593
Employer contribution receivable	72,934	-	-	72,934

Total assets	10,089,128	609,754	67,728	10,766,610

Liabilities:
Notes payable	-	-	92,590	92,590

Net assets reflecting investments (at fair value)	10,089,128	609,754	(24,862)	10,674,020
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(34,913)	-	-	(34,913)

Net assets available for benefits	$10,054,215	$609,754	$(24,862)	$10,639,107

The accompanying notes are an integral part of these financial statements.

VERIZON SAVINGS PLAN FOR MANAGEMENT EMPLOYEES

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2011

(in thousands of dollars)

	Other Investments	Fund Allocated	Fund Unallocated	Total
Additions:

Contributions:
Employee	$431,965	$-	$-	$431,965
Employer	267,016	-	33,704	300,720

Total contributions	698,981	-	33,704	732,685

Transfers among funds	14,891	1,345	(16,236)	-
Net investment gain from investments in Master Trusts	286,850	109,610	2,734	399,194

Total additions	1,000,722	110,955	20,202	1,131,879

Deductions:

Benefits paid to participants	933,598	58,838	-	992,436
Transfers to other qualified plans, net	16,879	297	-	17,176
Interest expense	-	-	8,704	8,704
Administrative expenses	26,098	276	-	26,374

Total deductions	976,575	59,411	8,704	1,044,690

Net change	24,147	51,544	11,498	87,189

Net assets available for benefits:
Beginning of year	10,054,215	609,754	(24,862)	10,639,107

End of year	$10,078,362	$661,298	$(13,364)	$10,726,296

The accompanying notes are an integral part of these financial statements.

VERIZON SAVINGS PLAN FOR MANAGEMENT EMPLOYEES

Notes to Financial Statements

December 31, 2011

NOTE 1 DESCRIPTION OF THE PLAN

The following description of the Verizon Savings Plan for Management Employees (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and Plan Document for a more complete description of the Plan’s provisions.

Eligibility

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan provides eligible employees, as defined by the Plan document, of Verizon Communications Inc., (“Verizon” or “Plan sponsor”) and certain of its subsidiaries (“Participating Affiliates”) with a convenient way to save for both medium and long-term needs.

Covered employees are eligible to make tax-deferred or after-tax contributions to the Plan and to receive matching employer contributions, upon completion of enrollment in the Plan, as soon as practicable following the date of hire.

An individual’s active participation in the Plan shall terminate when the individual ceases to be an eligible employee; however, the individual shall remain a participant until the entire account balance under the Plan has been distributed or forfeited.

Investment Options

Participants shall direct their contributions to be invested in any of the current investment options.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollovers, matching contributions, and allocations of Plan income. Allocations of Plan income are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Payment of Benefits

Benefits are recorded when paid. Benefits are payable in a lump sum cash payment unless a participant elects, in writing, one of the three optional forms of benefit payment which include the following: (1) a lump sum in Verizon shares for investments in the Verizon Company Stock Fund, the Employee Stock Ownership Plan (“ESOP”) Shares Fund or the Consolidated Employee Stock Ownership Plan (“CESOP”) Shares Fund with the balance in cash, (2) annual, semiannual, quarterly, or monthly installments in cash of approximately equal amounts to be paid out for a period of 2 to 20 years, as selected by the participant, or (3) for those participants eligible to receive their distribution in installments as described in (2) above, a pro rata portion of each installment payment in Verizon shares for investments in the Verizon Company Stock Fund, the ESOP Shares Fund or the CESOP Shares Fund, with the balance of each installment in cash.

Participant Loans

The Plan includes an employee loan provision authorizing participants to borrow an amount of up to 50% from their vested account balances in the Plan subject to certain limitations. Loans are generally repaid by payroll deductions. The term of repayment for loans generally will not be less than six months nor more than five years (15 years for a loan to purchase a principal residence). Beginning January 1, 2012, each new loan will bear interest at a rate based on the prime rate plus one percent as determined on the last business day of the calendar quarter immediately preceding the calendar quarter in which the loan is made. Prior to January 1, 2012, new loans bore interest at a rate based upon the prime rate. A loan processing fee of $50 is charged to a participant’s Savings Plan account upon initiation of a new loan. Participant loans have been classified as Notes receivable from participants in the Statements of Net Assets Available for Benefits. Interest rates ranged from 3.25%-10.50% for the years ended December 31, 2011 and 2010.

Master Trusts

At December 31, 2011 and 2010, the Plan participated in the Verizon Master Savings Trust (the “Master Trust”), and owned a percentage of the assets in the Master Trust. This percentage is based on a pro rata share of the Master Trust assets. The Plan owned approximately 47.5% and 50% of the net assets in the Master Trust at December 31, 2011 and 2010, respectively.

The following table represents the appreciation and depreciation (including gains and losses on investments bought and sold as well as held during the year) of all Master Trust investments by investment classification for the years ended December 31, (in thousands):

	2011	2010
Investments
Cash and cash equivalents	$(315)	$11,415
Common stock	464,785	762,125
Mutual funds	(10,041)	142,513
Commingled funds	(86,181)	830,198
Fixed income	36,200	199,291

Total appreciation	$404,448	$1,945,542

Fidelity Management Trust Company (the “Trustee”) has been designated as the trustee of the Master Trust and is responsible for the control, and disbursement of the funds and portfolios of the Plan, including the payment of principal and interest on the ESOP’s notes payable. Expenses of administering the Plan, including fees and expenses of the Trustee may be charged to the Plan. Investment fees are charged against the earnings of the funds and portfolios. The Trustee is also responsible for the investment and reinvestment of the funds and portfolios of the Plan, except to the extent that it is directed by Verizon Investment Management Corp. (“VIMCO”) or by third-party investment managers appointed by VIMCO.

At December 31, 2011 and 2010, the Plan also owned a percentage of the assets in the Bell Atlantic Master Trust (together with the Master Trust, the “Master Trusts), for which The Bank of New York Mellon is the trustee. The plan assets in the Bell Atlantic Master Trust are pooled between defined benefit plans and defined contribution plans. The total fair value of the assets allocated to defined contribution plans in the Bell Atlantic Master Trust at December 31, 2011 and 2010 was $82.8 million and $1.4 billion, respectively. In the fourth quarter of 2011, the investment balances in the Bell Atlantic Master Trust held by eight of the nine existing investment managers were transferred to the Master Trust. We expect to transfer the remaining investment balances to the Master Trust during 2012. The Plan owned approximately 52% and 31% of the assets allocated to defined contribution accounts at December 31, 2011 and 2010, respectively.

The following table represents the appreciation and depreciation ( including gains and losses on investments bought and sold as well as held during the year) of all Bell Atlantic Master Trust investments by investment classification for the years ended December 31, (in thousands):

	2011	2010
Investments
Cash and cash equivalents	$-	$2,795
Common stock	-	150,888
Commingled funds	(14,980)	12,973
Fixed income	-	59

Total (depreciation)/appreciation	$(14,980)	$166,715

Interest and dividends along with the net appreciation (depreciation) in fair value of investments are allocated to the Plan on a daily basis based upon the Plan’s participation in the various investment funds and portfolios that comprise the Master Trusts as a percentage of the total participation in such funds and portfolios.

The Plan’s participating interest in the investment funds of the Master Trusts is based on account balances of the participants and their elected investment funds. The assets of the Master Trusts are allocated by assigning to each plan participating in the Master Trust those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified as relating to such plan and by allocating, in proportion to the fair value of the assets assigned to such plan, income and expenses resulting from the collective investment of the assets of the Master Trusts.

Plan Modification

The Board of Directors of Verizon may terminate or partially terminate the Plan at any time and also may modify, alter or amend the Plan at any time. The most senior Human Resources officer of Verizon also has the right to modify, alter or amend the Plan at any time. No amendment may permit any of the assets held pursuant to the Plan to be used for any purpose other than for the exclusive benefit of the participants and their beneficiaries or for paying reasonable expenses of administering the Plan, except that shares of Verizon common stock pledged as collateral for an ESOP Loan may be sold to repay the ESOP Loan. In the event the Plan terminates, participants will become fully vested in their accounts.

Risks and Uncertainties

The Plan provides investment options for participants who can invest in combinations of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, equity price, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 2 ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain prior year amounts have been reclassified to conform to current year presentation.

Statement of Changes in Net Assets Available for Benefits

The Statement of Changes in Net Assets Available for Benefits reflects the net investment gain from the Plan’s interest in the Master Trusts which consists of the realized gains or losses and the unrealized appreciation (depreciation) in fair value of those investments, as well as interest and dividends earned.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Investments in Master Trusts

The Plan’s interests in the Master Trusts are recorded at fair value. Purchases and sales of investments are reflected as of the trade date. Realized gains and losses on sales of investments are determined on the basis of average cost. Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

Fair Value Measurements

Fair value of financial and non-financial assets and liabilities is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The three-tier hierarchy for inputs used in measuring fair value, which prioritizes the inputs used in the methodologies of measuring fair value for assets and liabilities, is as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities

Level 3 – No observable pricing inputs in the market

Financial assets and financial liabilities are classified in their entirety based on the lowest level of inputs that is significant to the fair value measurements. The Plan sponsor’s assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

Investment contracts are required to be reported at fair value. However, contract value is the relevant measurement of that portion of net assets attributable to fully benefit responsive investment contracts, as that is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present net assets at fair value, with an adjustment to contract value for the investment contracts held by the Master Trust. In addition, net assets available for benefits and the changes in net assets available for benefits per the financial statements will be different from those in the Plan’s Form 5500 due to the adjustment from fair value to contract value for fully benefit responsive investment contracts, as reflected in the financial statements (see Note 10).

Recent Accounting Standards

In May 2011, an accounting standard update regarding fair value measurement was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. Generally Accepted Accounting Principles (“GAAP”) and International Financial Reporting Standards. This standard update also changes certain fair value measurement principles and enhances the disclosure requirements, particularly for Level 3 fair value measurements. We will adopt this standard update during 2012. We are currently evaluating the impact this standard update will have on the Plan’s financial statements.

NOTE 3 NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets related to the Plan’s non-participant directed investments is as follows (in thousands):

	As of December 31,
	2011	2010
Net Assets:
Verizon common stock	$482	$58,541

Changes in net assets:	Year ended December 31, 2011
Employer contributions	$ 195,605
Net investment gain	281,245
Net transfers out	(2,169)
Benefits paid to participants	(183,606)
Increase in diversification adjustment (Note 4)	(247,539)
Exchange out	(43,429)
Other	(58,166)

Net	$ (58,059)

NOTE 4 VESTING AND CONTRIBUTIONS

A participant shall be fully vested in the employer-matching contributions allocated to his or her account or ESOP account and any income thereon, upon completing three years of vesting service or upon death, disability, retirement from Verizon or a Participating Affiliate, attainment of normal retirement age, or involuntary termination (other than for cause).

A terminated employee’s non-vested employer-matching contributions are forfeited and offset against subsequent employer-matching contributions to the Plan. Forfeitures used to reduce employer matching contributions were $1.4 million and $1.2 million for the years ending December 31, 2011 and 2010, respectively. The balance in the forfeiture account was $3.6 million and $5.0 million at December 31, 2011 and 2010, respectively.

The Plan is funded by employee contributions up to a maximum of 25% of compensation (16% for highly compensated employees as defined in the Plan document) and by employer-matching contributions. The employer-matching contributions are equivalent in value to 100% of the initial 6% of the participants’ contributions of eligible compensation for each payroll period. Employees attaining the age of 50 or older can elect to make additional catch-up contributions to the Plan. In addition, through 2011, Verizon and its participating affiliates could make a discretionary, performance-based matching contribution to the Plan in an amount up to 50% of the employee’s matched contributions for the Plan year. Effective with the 2012 Plan year, Verizon and its participating affiliates may make a discretionary, performance-based profit sharing contribution to the Plan in an amount up to 3% of each employee’s eligible compensation for the Plan year.

Participant contributions may be made on a before tax or Roth after-tax basis (“elective contributions”) or from currently taxed compensation (“after-tax contributions”). Each participant’s elective contributions for the 2011 Plan year were limited to $16,500. For 2011, the total amount of elective contributions, after-tax contributions, matching contributions and certain forfeitures that may be allocated to a Plan participant was limited to the lesser of (1) $49,000 or (2) 100% of the participant’s total compensation, and the compensation on which such contributions were based was limited to $245,000. The catch-up contribution limit is $5,500 for participants eligible to make catch-up contributions. Additional limits apply to participants who are residents of Puerto Rico.

Employer-matching contributions are, and profit sharing contributions will be, made half in Verizon common stock and half in cash, and the cash will be invested in the same options as the participant’s current contributions. The Verizon common stock is held by the Plan in a unitized fund, which means participants do not actually own shares of Verizon common stock but rather own an interest in the unitized fund. For the year ended December 31, 2011, total employer-matching contributions consisted of a stock contribution of 4.1 million shares of Verizon common stock with a fair value at the date of contribution of $150 million and a cash contribution of $150 million. Included in the above is a discretionary match of $58 million, 50% in shares of Verizon common stock and 50% in cash.

In Note 3 above, the “Diversification Adjustment” reflects the employer-matching contributions that a participant may elect to transfer into any investment option available under the Plan, subject to the provisions of the Plan document.

NOTE 5 RELATED-PARTY TRANSACTIONS

VIMCO, an indirect, wholly owned subsidiary of Verizon, is the investment advisor for certain investment funds and therefore qualifies as a party-in-interest. VIMCO received no compensation from the Plan other than reimbursement of certain expenses directly attributable to its investment advisory and investment management services rendered to the Plan. In addition, certain investments held by the Master Trusts are managed by Bank of New York Mellon as trustee and Fidelity as trustee and record keeper. Therefore these investments qualify as parties-in-interest transactions. The Plan also allows investment in Verizon common stock, which is a party-in-interest transaction. All of these transactions are exempt from the prohibited transaction rules.

NOTE 6 INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated February 13, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trusts are exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trusts are tax exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however there are no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

NOTE 7 EMPLOYEE STOCK OWNERSHIP PLAN

An ESOP was established within the Plan. The ESOP purchased Verizon common stock using the proceeds of a loan from Verizon. Verizon and the Participating Affiliates also make annual cash contributions to the ESOP which, when combined with dividends on the Verizon common stock held by the ESOP, are sufficient to repay the principal and interest on the loan. As the ESOP makes loan payments, a percentage of the Verizon common stock held by the ESOP is allocated to the participants’ accounts in the form of employer matching contributions.

ESOP debt service payments for 2011 totaled $28 million, which was funded with $4 million of dividends accumulated on the Verizon common stock held by the ESOP and $24 million of cash contributions. At December 31, 2011 and 2010, 1.3 million and 1.9 million shares, respectively, of Verizon common stock in the ESOP Shares Fund were held as collateral for the ESOP loan. The borrowings of the ESOP are as follows (in thousands):

	Interest Rate	Maturity Date	2011	2010

NYNEX ESOP	9.78%	1990-2014	$ 64,625	$ 92,590

Maturities of the outstanding loan are as follows (in thousands):

Maturity Date	Amount
2012	$28,320
2013	28,790
2014	7,515

Total	$64,625

Verizon has guaranteed all principal and interest payments on the ESOP borrowings in the event of default by the Plan.

NOTE 8 INVESTMENTS IN MASTER TRUSTS

Fair values of publicly traded common stock and mutual funds are determined by obtaining quoted prices in active markets. The fair values of government securities, corporate debt obligations and other U.S. and international fixed income securities are valued based on yields currently available on comparable securities or issues with similar credit ratings. Fair values of the commingled funds are based on the net asset values of the shares held as reported by fund managers, which are determined by the fair values of the underlying investments. The redemption restrictions for the commingled funds are summarized below:

Liquidation Period	Redemption Frequency	Redemption Notice	Redemption Restrictions
Daily	Daily	Daily	None

The fair value of the synthetic guaranteed investment contracts equals the fair value of the underlying assets, primarily consisting of government securities and corporate debt obligations, which are valued based on the yields currently available on comparable securities of issues with similar credit ratings. Fair values of asset backed securities are determined using inputs that include: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data including market research publications, new issue data, monthly prepayment information and collateral performance.

A portion of certain funds in the Master Trust is invested in synthetic wrap investment contracts (“wrap contract”) held with four insurance companies and banks. In a typical wrap contract, the wrap issuer agrees to pay the fund the difference between the contract value and the fair value of the covered assets once the fair value has been totally exhausted. Though relatively unlikely, this could happen if the fund experiences significant redemptions during a time when the fair value of the fund’s covered assets is below their contract value and fair value is ultimately reduced to zero. Standard & Poor’s rated the issuers of these contracts and the contracts underlying the securities from AA- to A+ and A- to AAA at December 31, 2011 and 2010, respectively.

Contract value represents contributions made under the wrap contracts, plus accrued interest, less withdrawals and administrative expenses. The wrap contracts are included in the Master Trusts assets at contract value, which, as reported by the insurance companies and banks, was approximately $1.2 billion at both December 31, 2011 and 2010.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include the following: (1) substantive modification of the Plan, including complete or partial plan termination or merger with another plan; (2) any change in law, regulation, or administrative ruling that could have a material adverse effect on the fund’s cash flow; (3) the Plan’s failure to qualify under section 401(k) of the Internal Revenue Code; (4) bankruptcy of the Plan sponsor or other Plan sponsor events which cause a significant withdrawal from the Plan; and (5) defaults in the debt securities that comprise the covered assets in excess of certain limits. The Plan administrator does not believe the occurrence of any such event is probable at this time.

Wrap contracts accrue interest using a formula called the “crediting rate.” Wrap contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between fair value and contract value over time. The crediting rate is reset quarterly and has a floor rate of zero.

The wrap contracts had average yields of 2.88% and 2.90% at December 31, 2011 and 2010, respectively. The crediting interest rates for the wrap contracts were 2.66% and 2.90% at December 31, 2011 and 2010, respectively. No valuation reserve was recorded, or was deemed necessary, at December 31, 2011 and 2010 to adjust contract amounts.

The accounting records of the Master Trusts are maintained in U.S. dollars. Foreign currency denominated assets and liabilities are translated into U.S. dollars at the prevailing rates of exchange at the end of each accounting period with the impact of fluctuations in foreign exchange rates reflected as an unrealized gain or loss in the fair value of the investment.

Cash receipts and payments derived from investment trades involving foreign currency denominated investments are translated into U.S. dollars at the prevailing exchange rate on the respective transaction date. Net realized gains and losses on foreign currency transactions result from the disposition of foreign currency denominated investments as a result of fluctuations in foreign exchange between the trade and settlement dates and the difference between the amount of net investment income accrued and the U.S. dollar amount actually received.

The foreign exchange effect on foreign currency denominated investments is not segregated from the impact of changes in market prices in the Statement of Changes in Net Assets Available for Benefits.

The Plan’s interest in the carrying value of the Master Trust and the Bell Atlantic Master Trust and the related investment gain are reported in Investments in Master Trusts and Net investment gain from investments in Master Trusts in the Statements of Net Assets Available for Benefits and in the Statement of Changes in Net Assets Available for Benefits, respectively.

The following table represents the Master Trust’s net investments by investment type measured at fair value on a recurring basis by the fair value measurement levels described in Note 2 as of December 31, 2011 (in thousands):

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total Fair Value
Investments
Cash and cash equivalents	$36,633	$109,952	$-	$146,585
Verizon common stock	6,057,206	-	-	6,057,206
Mutual funds
U.S. fixed income	1,338,629	-	-	1,338,629
U.S. equity	390,198	-	-	390,198
U.S. small cap	206,877	-	-	206,877
International equity	218,941	-	-	218,941
Global fixed income	188,629	-	-	188,629
Commingled funds
U.S. equity	-	3,234,082	-	3,234,082
Cash equivalents	-	1,081,358	-	1,081,358
International equity	-	762,278	-	762,278
U.S. small cap	-	610,178	-	610,178
U.S. fixed income	-	656,060	-	656,060
Real estate	-	820,726	-	820,726
Common stock
International equity	215,381	-	-	215,381
U.S. equity	2,728,252	33	-	2,728,285
Fixed income
Corporate bonds	-	207,252	-	207,252
U.S. treasuries and agencies	49,214	95,127	-	144,341
Asset-backed securities	-	24,598	-	24,598
Stable value fund
Cash and cash equivalents	-	25,920	-	25,920
U.S. treasuries and agencies	-	1,212,435	-	1,212,435
Corporate bonds	-	463,529	-	463,529
Asset-backed securities	-	356,433	-	356,433
Wrap contracts	-	4,585	-	4,585
International bonds	706	843,092	5,643	849,441
Other	-	74,745	-	74,745

Total investments at fair value	11,430,666	10,582,383	5,643	22,018,692

Adjustment from fair value to contract value for fully benefit responsive investment contracts	-	-	-	(92,131)

Total investments	$11,430,666	$10,582,383	$5,643	$21,926,561

The following table states the change in fair value of the Master Trust’s level 3 assets for the year ended December 31, 2011 (in thousands):

	Fair Value January 1, 2011	Transfer Out	Transfer In	Acquisitions	Dispositions	Realized Gain	Change in Unrealized Gain	Fair Value December 31, 2011
Fixed income
Stable value fund	$5,739	$(4,345)	$-	$-	$(1,547)	$1	$152	$-
International bonds	20,507	-	-	594	(15,369)	734	(823)	5,643

	$26,246	$(4,345)	$-	$594	$(16,916)	$735	$(671)	$5,643

Transfers from Level 3 to Level 2 for the Stable value fund were the result of the availability of observable prices from vendors which were not available in the prior year.

The following table represents the Bell Atlantic Master Trust defined contribution net investments by investment type measured at fair value on a recurring basis by the fair value measurement levels described in Note 2 as of December 31, 2011 in thousands):

Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total Fair Value

Investments
Commingled funds
International equity	$ -	$ 82,840	$ -	$ 82,840

Total investments at fair value	$ -	$ 82,840	$ -	$ 82,840

Interest and dividend income for the Master Trust and the Bell Atlantic Master Trust was $328 million and $311 million for the years ending December 31, 2011 and 2010, respectively.

The following table represents the Master Trust’s net investments by investment type measured at fair value on a recurring basis by the fair value measurement levels described in Note 2 as of December 31, 2010 (in thousands):

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total Fair Value
Investments
Cash and cash equivalents	$12,521	$95,063	$-	$107,584
Verizon common stock	5,500,127	-	-	5,500,127
Mutual funds
U.S. fixed income	655,228	-	-	655,228
U.S. equity	409,715	-	-	409,715
U.S. small cap	506,559	-	-	506,559
International equity	164,677	-	-	164,677
Global fixed income	187,151	-	-	187,151
Commingled funds
U.S. equity	-	4,286,317	-	4,286,317
Cash equivalents	-	960,313	-	960,313
International equity	-	770,962	-	770,962
U.S. small cap	-	507,660	-	507,660
U.S. fixed income	-	976,230	-	976,230
Real estate	-	720,224	-	720,224
Common stock
International equity	56,383	-	-	56,383
U.S. equity	879,372	-	-	879,372
Fixed income
Corporate bonds	-	219,488	-	219,488
U.S. treasuries and agencies	79,431	122,505	-	201,936
Asset-backed securities	-	28,156	-	28,156
Stable value fund
U.S. treasuries and agencies	-	1,308,240	-	1,308,240
Corporate bonds	-	492,654	-	492,654
Asset-backed securities	-	204,612	5,739	210,351
Interest only loans	-	2,174	-	2,174
Wrap contracts	-	6,247	-	6,247
International bonds	9,092	712,780	20,507	742,379
Other	-	66,688	-	66,688

Total investments at fair value	8,460,256	11,480,313	26,246	19,966,815

Adjustment from fair value to contract value for fully benefit responsive investment contracts	-	-	-	(76,123)

Total investments	$8,460,256	$11,480,313	$26,246	$19,890,692

The following table states the change in fair value of the Master Trust’s level 3 assets for the year ended December 31, 2010 (in thousands):

	Fair Value January 1, 2010	Transfer Out	Transfer In	Acquisitions	Dispositions	Realized Gain	Change in Unrealized Gain	Fair Value December 31, 2010
Fixed income

Stable value fund	$-	$(2,294)	$471	$10,498	$(4,036)	$1	$1,099	$5,739
International bonds	-	(19,289)	19,424	20,330	-	-	42	20,507

	$-	$(21,583)	$19,895	$30,828	$(4,036)	$1	$1,141	$26,246

The following table represents the Bell Atlantic Master Trust defined contribution net investments by investment type measured at fair value on a recurring basis by the fair value measurement levels described in Note 2 as of December 31, 2010 (in thousands):

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total Fair Value
Investments
Cash and cash equivalents	$22,529	$-	$-	$22,529
Commingled funds
International equity	-	108,552	-	108,552
Common stock
International equity	1,079,937	168	-	1,080,105
U.S. equity	221,077	-	-	221,077
Fixed income
International bonds	-	491	-	491
Convertible securities	-	6	-	6

Total investments at fair value	$1,323,543	$109,217	$-	$1,432,760

NOTE 9 DERIVATIVES

In the normal course of operations, the Master Trust’s assets and liabilities may include derivative financial instruments (futures, options and foreign currency contracts). These derivatives involve, in varying degrees, elements of credit and market volatility risks in excess of more traditional investment holdings such as equity and debt instruments. The contract or notional amounts disclosed in this footnote provide a measure of the Master Trust’s involvement in such instruments but are not indicative of potential loss. The intent is to use derivative financial instruments as economic hedges to manage market volatility risk, foreign currency exchange rate risk or credit risk associated with the Master Trust’s investment assets or to address investment managers’ views of future market movements. The Master Trust’s fiduciaries do not anticipate any material adverse effect on the Master Trust’s financial position resulting from its involvement in these instruments.

The following table presents the effect of gains (losses) with respect to these derivative instruments, by type of derivative. The gains (losses) are located on the Statement of Changes in Net Assets Available for Benefits under “Net investment gain from investments in Master Trusts” (in thousands):

	Year Ended December 31,
	2011	2010
Foreign currency forward contracts	$9,236	$14,958
Futures	10,082	5,185
Options	847	(1,289)
Swaps	8,886	1,186

Futures Contracts

The primary risk managed using future contracts is the price risk associated with investments. Investment managers enter into various futures contracts to economically hedge investments in domestic securities. These contracts, which are considered derivatives under ASC 815, Derivatives and Hedging, are agreements between two parties to buy or sell a security or financial interest at a set price on a future date and are standardized and exchange-traded. Upon entering into such a contract on behalf of the Plan, the investment manager is required to pledge to the broker an amount of cash or securities equal to the minimum “initial margin” requirements of the exchange on which the contract is traded. Pursuant to the contract, the investment manager agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in the value of the contract. Such receipts or payments are known as variation margin and are recorded on a daily basis by the trustee as a realized gain or loss equal to the difference in the value of the contract between daily closing prices.

The following table presents open futures contracts at December 31, 2011. The fair value presented in this table includes cumulative appreciation (depreciation) of futures contracts, but only the current day’s variation margin receivable/payable is reported in the Statements of Net Assets Available for Benefits (dollars in thousands):

Type of Contract	Number of Contracts Buy (Sell)	Expiration	Notional	Fair Value

Fixed Income: Buys	2,453	Short term	$403,637	$9,959
Fixed Income: Sells	(1,998)	Short term	(353,378)	(1,464)
Equity: Buys	683	Short term	75,430	1,582
Equity: Sells	(606)	Short term	(60,526)	360

Total			$65,163	$10,437

Option Contracts

The primary risk managed using option contracts is the price risk associated with investments. Purchased and written option contracts are agreements between two parties giving the owner, under a purchased option, the right, but not the obligation, to buy or sell a specified item at a fixed price (exercise or strike) during a specified period, and under a written option the obligation to sell or buy a specified item at a fixed price. These option contracts are intended to economically hedge the Master Trust’s investments in foreign and domestic securities, or to generate additional income such as from selling covered calls. When the investment manager buys or writes an option contract, a nonrefundable fee (the premium) is paid or received by the Master Trust and is recorded as an asset or liability and is subsequently adjusted to the current market value of the option purchased or written. The premiums paid or received from buying or writing options are recorded as realized gains or losses when the options expire. The difference between the premium and the amount paid or received on affecting a closing purchase or sale transaction is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is recorded as a realized gain or loss if sold or an adjustment to cost of the underlying investment if acquired upon exercise.

The following tables present the cost (premium received or premium paid) and fair value of written and purchased options held by the Master Trust at December 31, 2011. The fair value presented in these tables is located in the Statements of Net Assets Available for Benefits under “Investments in Master Trusts (at fair value)” (in thousands):

Type of Contract – Written	Cost (Premium Received)	Fair Value

Cash and Cash Equivalents	$ (79)	$ (26)
Fixed Income	(1,556)	(363)

Total	$ (1,635)	$ (389)

Type of Contract – Purchased	Cost (Premium Paid)	Fair Value

Cash and Cash Equivalents	$ 2,411	$ 2,150
Fixed Income	252	115

Total	$ 2,663	$ 2,265

Foreign Currency Forward Contracts

The primary risk managed using foreign currency forward contracts is the foreign currency exchange rate risk associated with the Master Trust’s investments denominated in foreign currencies. Foreign currency forward contracts are agreements to exchange foreign currencies at a specified future date and rate, the terms of which are not standardized on an exchange. These contracts are intended to minimize the effect of currency fluctuations on the performance of investments denominated in foreign currencies, or to actively manage currency exposure as one source of alpha (excess return). All of the Master Trust’s foreign currency forward contracts address the currency risk. Risk arises both from the possible inability of the counterparties to meet the terms of the contracts (credit risk) and from the movements in foreign currency exchange rates (market risk). The contracts are recorded at fair value on the date the contract is entered into, which is typically zero.

The following table presents the foreign currency forward contracts held by the Master Trust. The fair value presented in this table is included in the Statements of Net Assets Available for Benefits under “Investments in Master Trusts (at fair value)” (dollars in thousands):

	Notional		Fair Value
	2011	2010	2011	2010
Derivative Assets: Long US$	$495,063	$433,208	$7,038	$ (1,368)
Derivative Liabilities: Short US$	677,606	603,365	110	16,254
Cross Currency (non US$)	88,145	36,730	2,087	73

Credit Derivatives

A credit derivative is a bilateral contract between a buyer and a seller under which the seller agrees to provide protection to the buyer against the credit risk of a particular entity (“reference entity” or “reference credit”). Credit derivatives generally require that the seller of credit protection make payments to the buyer upon the occurrence of predefined credit events. These triggering events may include the market standard of failure to pay on indebtedness, bankruptcy of the reference credit, debt restructuring, or the acceleration of indebtedness. The seller of such protection may not be required to make payments until a specified amount of losses has occurred with respect to the portfolio and/or may only be required to pay for losses up to a specified amount.

Credit derivatives are used primarily to help mitigate credit risk in the Master Trust’s corporate bonds portfolio or to address investment managers’ views on the likelihood of future credit events. Through these contracts, the Master Trust either purchases or writes protection on either a single name or a portfolio of reference credits. The credit derivatives written by the Master Trust include credit default swaps.

A credit default swap is a contract in which, for a fee, a protection seller agrees to reimburse a protection buyer for any losses that occur due to a credit event on a reference entity. If there is no credit default event or settlement trigger, as defined by the specific derivative contract, then the protection seller makes no payments to the protection buyer and receives only the contractually specified fee. However, if a credit event occurs as defined in the specific derivative contract sold, the protection seller will be required to make a payment to the protection buyer.

The Master Trust evaluates the payment/performance risk of the credit derivatives to which it stands as a protection seller based on the credit rating which has been assigned to the underlying reference credit. Where external ratings by nationally recognized statistical rating organizations (such as Moody’s and S&P) are used, investment grade ratings are considered to be Baa/BBB or above, while anything below is considered non-investment grade.

The following table presents the credit derivatives held by the Master Trust. The fair value presented in the table is located in the Statements of Net Assets Available for Benefits under “Investments in Master Trusts (at fair value)” (in thousands):

	Notional		Fair Value

	2011	2010	2011	2010

Derivative Assets:
Credit default swaps	$ 100,359	$ 18,200	$ 5,710	$ (1,381)
Derivative Liabilities:
Credit default swaps	73,456	34,542	352	(114)

Net Notional Value/Net Fair Value	$ 26,903	$ (16,342)	$ 5,358	$ (1,267)

The following table summarizes the key characteristics of the Master Trust’s credit derivative portfolio as protection seller (in thousands):

December 31, 2011 (Notional)	Maximum Potential Amount of Future Payments	Fair Value Payable

By counterparty:
Bank/Broker Dealer	$73,456	$352

Total by counterparty	$73,456	$352

Credit risk associated with the Master Trust’s derivatives is the risk that a derivative counterparty will not perform in accordance with the terms of the applicable derivative contract. Credit derivatives, including credit default swaps (“CDS”) and total return swaps, derive their value from the credit risk on an underlying bond or other financial asset. As of December 31, 2011 and 2010, the Trust’s maximum credit exposure (notional value of short position in CDS and total return swaps) was $73.5 million and $34.5 million, respectively. As of December 31, 2011 and 2010, the aggregate fair value of all credit derivative instruments was $5.4 million and $(1.3) million, respectively.

NOTE 10 RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following table reconciles net assets per the Statements of Net Assets Available for Benefits to the Plan’s Form 5500 Asset and Liability Statement at December 31 (in thousands):

	2011	2010

Net assets available for benefits per the financial statements	$10,726,296	$10,639,107
Adjustment for deemed no post default payments	(3,419)	(3,491)
Adjustment for fully benefit responsive investment contracts	40,324	34,913

Net assets available for benefits per Form 5500	$10,763,201	$10,670,529

The following table reconciles net change per the Statement of Changes in Net Assets Available for Benefits to net income per the Plan’s Form 5500 Income and Expense Statement for the year ended December 31, 2011 (in thousands):

2011

Net change per the financial statements	$87,189
Adjustment for deemed no post default payments	72
Adjustment from contract value to fair value for fully benefit responsive investment contracts	5,411

Net income per Form 5500	$92,672

VERIZON SAVINGS PLAN FOR MANAGEMENT EMPLOYEES

EIN: 22-2259884

Plan # 102

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

As of December 31, 2011

(in thousands of dollars)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Notes receivable from participants*	0-15 years maturity at 3.25% - 10.50%	$ 225,210

* Party-in-interest

Cost information is not required because investments are participant-directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Verizon Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VERIZON SAVINGS PLAN FOR MANAGEMENT EMPLOYEES

By:	/s/ Marc C. Reed
Marc C. Reed
(Chairperson, Verizon Employee Benefits Committee)

Date: June 22, 2012

Exhibit Index

23.1    Consent of Independent Registered Public Accounting Firm